January 24, 2020

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Registrant”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Comments received for PEA No. 105 filed on December 3, 2019

Dear Ms. Lithotomos:

Below is a summary of the comments I received from you on January 8, 2020 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate you contacting me at 860-562-2130 as soon as possible if you have any further questions or comments. Thank you.

Prospectus

1)	Comment: Please consider adding Cyber Security Risk as a Principal Risk to each Fund.

Response: Each Fund currently includes Cyber Security Risk in the back of the Prospectus pursuant to Item 9 of Form N-1A. We respectfully decline to include Cyber Security Risk as a Principal Risk of investing in each Fund pursuant to Item 4 of Form N-1A.

2)	Comment: Please confirm if any shareholder meetings were necessary for any Fund name or strategy changes.

Response: We confirm that no shareholder meetings were necessary for any Fund name or strategy changes.

3)	Comment: Please consider noting any Fund name changes near any such Fund’s Item 2 disclosure.

Response: We will make these changes.

4)	Comment: Please confirm that any fee waivers or expense reimbursements being shown in a fee table will be in place for at least one full year.

Response: We confirm that any fee waivers or expense reimbursements being shown in a fee table will be in place for at least one full year – from February 1, 2020 through January 31, 2021.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MassMutual Select Funds

Lead Counsel, Investment Adviser & Mutual Funds, Massachusetts Mutual Life Insurance Company